[redacted]

15045885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 35826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE INVESTMENT CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 ROUTE 206 NORTH, SUITE 210
(No. and Street)

BEDMINSTER	NEW JERSEY	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RALPH J. DEVITO (908) 707-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH J. DEVITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE INVESTMENT CENTER, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

MICHAEL ANTHONY BRUNO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/10/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Investment Center, Inc.:

We have audited the accompanying statement of financial condition of The Investment Center, Inc. (a New Jersey s- corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Investment Center, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of The Investment Center, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2015

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 708,333
Clearing deposits	120,080
Receivable from broker – dealers and program sponsors	3,128,792
Securities owned	7,347
Property and equipment, at cost, less accumulated depreciation	285,661
Due from affiliated companies	216,388
Goodwill	293,790
Other assets	342,025
TOTAL ASSETS	$ 5,102,416
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Capitalized leases	$ 142,208
Payable to registered representatives	1,837,143
Securities sold, not yet purchased	2,334
Accounts payable	100,325
Accrued expenses and other liabilities	565,632
Taxes payable	2,346
TOTAL LIABILITIES	2,649,988
STOCKHOLDER'S EQUITY	
Common stock – no par value, 1,000 shares authorized, 962.5 shares issued and outstanding	287,369
Treasury stock, 37.5 shares, at cost	(154,500)
Additional paid in capital	700,100
Retained earnings	1,619,459
TOTAL STOCKHOLDER'S EQUITY	2,452,428
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,102,416

The accompanying notes are an integral part of this statement.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Investment Center, Inc. (the "Company") is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of IC Financial, Inc. (the "Parent"). It operates nationwide.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

INCOME TAXES

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Income taxes are the result of certain states where the Company operates.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2010 through present are subject to IRS and other jurisdiction tax examinations

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES FROM REGISTERED REPRESENTATIVES

The Company periodically extends credit to its registered representatives in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to registered representatives are generally based on either the registered representatives' credit history, their ability to generate future commissions, or both. Management maintains an allowance for uncollectible accounts using an ageing analysis that takes into account the representatives' registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. Included in other assets is $ 261,208 of receivables from registered representatives.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 25, 2015, the date on which the financial statements were available to be issued.

NOTE 2: EQUIPMENT

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7
Leasehold Improvements	7

At December 31, 2014:

Office equipment	$ 1,531,277
Leasehold Improvements	84,656
Accumulated depreciation	(1,330,272)
	$ 285,661

NOTE 3: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 3: FAIR VALUE (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	*Level 2*	*Level 3*	*Total*
ASSETS				
Cash	$ 708,333	$ -	$ -	$ 708,333
Securities Owned	$ 7,347	$ -	$ -	$ 7,347
LIABILITIES				
Securities owned, not yet sold	$ 2,334	$ -	$ -	$ 2,334

NOTE 4: LEASING ARRANGEMENTS

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2014, are:

Year Ending December 31,	Amount
2015	$ 264,137
2016	269,281
2017	274,427
2018	279,572
2019 and thereafter	770,410
	$ 1,857,827

The aforementioned lease will end on August 31, 2021, with a five year renewal option.

The Company leases certain computer equipment under leases classified as capital leases. Property and equipment includes the following amounts relating to the capital lease as of December 31, 2014

Office Equipment	$ 166,483
Accumulated depreciation	(11,099)
	$ 155,384

The following is a schedule showing the future minimum lease payments under capital leases by years ending December 31:

2015	$ 53,678
2016	57,120
2017	31,410
	$ 142,208

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various arbitration proceedings. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 6: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2014 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

Receivable from broker - dealers and program sponsors represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 7: RELATED PARTY TRANSACTIONS

At the end of the year, the Company has $ 216,388 due from affiliated companies on an open account basis.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2014 the Company had net capital of $ 1,212,656 which was $ 962,656 in excess of its required net capital of $ 250,000. The Company's ratio of aggregate indebtedness to net capital was 2.16 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of The Investment Center, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by The Investment Center, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Investment Center, Inc.'s compliance with the applicable instructions of Form SIPC-7. The Investment Center, Inc.'s management is responsible for The Investment Center, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, copies of canceled checks and cash disbursement journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, quarterly FOCUS reports and general ledger detail of noted accounts, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, client prepared schedule and related general ledger detail, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania
February 25, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1594*********************MIXED AADC 220
035826 FINRA DEC
THE INVESTMENT CENTER INC
1420 ROUTE 206 NORTH
PO BOX 770
BEDMINSTER NJ 07921-0770

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 22,491.32

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,053.48)

07/29/14
Date Paid

C. Less prior overpayment applied (ø)

D. Assessment balance due or (overpayment) 9,437.84

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,437.84

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,437.84

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Investment Center, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 33,927,769
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23,458,143
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	274,126
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Sharing Agreement (Deductions in excess of $100,000 require documentation)	1,165,816
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 33,158	
Enter the greater of line (i) or (ii)	33,158
Total deductions	24,931,243
2d. SIPC Net Operating Revenues	$ 8,996,526
2e. General Assessment @ .0025	$ 22,491.32

(to page 1, line 2.A.)